1934 Act Registration No. 333—13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2003

MTR CORPORATION LIMITED (Exact Name of Registrant as Specified in Its Charter) MTR Tower Telford Plaza 33 Wai Yip Street Kowloon Bay Hong Kong (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated July 18, 2003	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name: Title:	Lila Fong Legal Manager (Secretarial)

Date: July 21, 2003

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Exhibit 1.1

Press Release

18 July 2003

Chairman

The MTR Corporation announced today that the Company and the Financial Secretary Incorporated have agreed with Mr Jack C K So that his term of office as Chairman and Chief Executive of the Company will expire on Sunday, 20 July 2003. He will also cease to be a director of the Company with effect from that date.

As announced previously, with effect from Monday, 21 July 2003, Mr Phil Gaffney, Operations Director, will be the Company’s Acting Chief Executive Officer.

The appointment of the Non-Executive Chairman is now being considered by the Government as the majority shareholder of the Company.

- End -

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